MYMETICS LETTERHEAD
December 20, 2010
VIA EDGAR CORRESPONDENCE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Mymetics Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 15, 2010 File No. 000-25132
Dear Mr. Rosenberg:
     We have received your correspondence dated December 10, 2010. In accordance with a telephone call today with Laura Crotty, Staff Attorney, we expect to respond by January 7, 2010.
     If you have any further comments or questions regarding this letter, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Ronald Kempers, at 011-41-21-653-4535.

Very truly yours,
/s/ Jacques-François Martin
Jacques-François Martin, President and CEO